FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Press Release dated April 17, 2007

Document 2 Press Release dated April 18, 2007 – Grant of Stock Options

Document 3 Press Release dated April 18, 2007 – Private Placement

Document 4 Material Change Report – April 18, 2007 – Grant of Stock Options

Document 5 Material Change Report – April 18, 2007 – Private Placement

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 17, 2007

New Diamond Discovery

Amador Gold Corp. (TSXV:AGX) is pleased to announce diamond results of a sampling program from its Corbiere Township Property northeast of Wawa, Ontario. The property is being explored by Joint Venture Partner and Operator, Chalice Diamond Corp. Sampling is also being conducted by Chalice Diamond Corp. immediately to the south on the Esquega Township Property, a Joint Venture with Klondike Gold Corp.

Caustic fusion analysis from SGS Laboratories has confirmed the presence of 35 diamonds in one 8.4 kg sample taken southeast of Cliff Lake in central Corbiere Township. Five of the diamonds recovered met the industry accepted definition of a macrodiamond, with one dimension exceeding 0.5 mm. Four out of the five were retrieved from the 0.425 mm screen with the largest diamond measuring 0.86 mm. The grab sample retrieved was taken from conglomerates believed to be the same suite of northeasterly trending rocks as the diamond bearing Leadbetter Conglomerate on Dianor Resources Inc.’s Leadbetter Project in the adjacent Chabanel Township.

Sieve Size (mm square mesh)	Number of Diamonds	Weight of Diamonds (carats)
Less than 0.105	0
.105-0.15	8	0.00
0.15-0.212	14	0.001
0.212-0.3	8	0.001
0.3-0.425	1	0.00
0.425-0.6	4	0.005
0.6-0.85	0	0.00
0.85-1.18	0	0.00
1.18-1.7	0	0.00
Total	35	0.007

Mapping by Dr. Trygve Hoy, P.Geo., during the summer of 2006 confirmed the presence of sheared and weathered conglomerates in three separate locations on the Corbiere Township Property. An additional 7 microdiamonds have been recovered from all three sites and one diamond was recovered from a site in Esquega Township. Given the small sample size, Amador Gold and Chalice Diamond are encouraged by the preliminary test results from these areas.

The Ontario Geological Survey geological map indicates that the sedimentary unit hosting the diamond bearing conglomerate has a strike length of at least 3 kilometres on the Chalice Diamond/Amador Gold Property. Summer follow up work is planned with the extraction of larger samples in these areas and additional prospecting, mapping and sampling along strike.

Peter Caldbick, PGeo, is the qualified person for the purposes of National Instrument 43-101 for the Corbiere and Esquega Township Properties.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard Hughes, President

For Further Information Contact: Richard Hughes

Phone: (604) 685-2222 or visit Amador Gold’s web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 18, 2007

Stock Options Granted

Amador Gold Corp. (TSXV:AGX) announces that it has granted 905,000 share purchase options to insiders and 953,000 share purchase options to non-insiders, both at an exercise price of $0.12 and expiring in April, 2012.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard Hughes, President

For Further Information Contact: Richard Hughes

Phone: (604) 685-2222 or visit Amador Gold’s web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 3

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 18, 2007

Private Placement

Amador Gold Corp. (TSXV:AGX) is pleased to announce that it has arranged a private placement for up to $1,120,000 through the sale of approximately 11,200,000 units at a price of $0.10 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard Hughes, President

For Further Information Contact: Richard Hughes

Phone: (604) 685-2222 or visit Amador Gold’s web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

　Document 4

Material Change Report

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company – AMADOR GOLD CORP., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – April 18, 2007.

Item 3. News Release – News Release issued April 18, 2007 at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSXV: AGX) (the "Company") announces that it has granted 905,000 share purchase options to insiders and 953,000 share purchase options to non-insiders, both at an exercise price of $0.12 and expiring in April, 2012.

Item 5. Full Description of Material Change – The Company announces that it has granted 905,000 share purchase options to insiders and 953,000 share purchase options to non-insiders, both at an exercise price of $0.12 and expiring in April, 2012.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information - Not applicable.

Item 8. Executive Officer – Mr. R.W. Hughes

President

Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 18th day of April, 2007.

Document 4

MATERIAL CHANGE REPORT

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company

Amador Gold Corp.

711 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Item 2. Date of Material Change:

April 18, 2007

Item 3. News Release

The press release was issued on April 18, 2007 in Vancouver, Canada.

Item 4. Summary of Material Change

The Company announced that it has arranged a private placement for up to $1,120,000 through the sale of approximately 11,200,000 units at a price of $0.10 per unit.

Item. 5 Full Description of Material Change

The Company announced that it has arranged a private placement for up to $1,120,000 through the sale of approximately 11,200,000 units at a price of $0.10 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Richard Hughes, President

Telephone: (604) 685-2222

Item 9. Date of Report

Dated at Vancouver, British Columbia this 18th day of April, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: April 20, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary